

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Vinay Shah
Chief Financial Officer
Aravive, Inc.
River Oaks Tower
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

      Re: Aravive, Inc.
          Registration Statement on Form S-3
          Filed September 4, 2020
          File No. 333-248612

Dear Mr. Shah:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Leslie Marlow